UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

PureDepth, Inc.

File No. 333-134571 - CF#22688

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PureDepth, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment on a Form S-1 registration statement filed on October 8, 2008.

Based on representations by PureDepth, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.40   through October 9, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director